
February 27, 2009

Mr. Warren Robb
Chief Financial Officer
Pioneer Exploration Inc.
750 West Pender Street, Suite 202
Vancouver, BC Canada V6C 2T7

> **Re: Pioneer Exploration Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed December 2, 2008**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2008**
> **Filed January 8, 2009**
> **File No. 333-135743**

Dear Mr. Robb:

        We have reviewed your filings and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Please provide a
written response to our comments. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2008

Controls and Procedures, page 24

1.   We note you did not include the disclosure required by Item 307 of Regulation S-
        K regarding management's conclusion on the effectiveness of your disclosure
        controls and procedures as of August 31, 2008. Please revise to provide the
        required disclosures, and confirm, if true, that your omission of this disclosure

was inadvertent, or otherwise advise. This comment also applies to your Form
10-Q for the fiscal quarter ended November 30, 2008.

2.   We note your disclosure that as of August 31, 2008, you have not "…completed
the Internal Control over Financial Reporting documentation and testing". If your
management has not yet completed its assessment, we ask that you complete your
evaluation and amend your filing within 30 calendar days to provide the required
management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

▪   the Commission's release *Amendments to Rules Regarding Management's
Report on Internal Control Over Financial Reporting* (Securities Act Release
8809/Financial Reporting Release 76). You can find this release at:
http://www.sec.gov/rules/final/2007/33-8809.pdf;

▪   the Commission's release *Commission Guidance Regarding Management's
Report on Internal Control Over Financial Reporting Under Section 13(a) or
15(d) of the Securities Exchange Act of* 1934 (Securities Act Release
8010/Financial Reporting Release 77). You can find this release at
http://sec.gov/rules/interp/2007/33-8810.pdf; and

▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
(http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management's assessment adversely
affects the company's and its shareholders ability to avail themselves of rules and
forms that are predicated on the current or timely filing of Exchange Act reports.
For further information regarding these impacts, please see Compliance and
Disclosure Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Disclosure Controls and Procedures, page 15

3.   Please be advised the definition of disclosure controls and procedures under Rules
13a-15(e) and 15d-15(e) also includes controls and procedures to ensure that
information required to be disclosed by an issuer in the reports it submits under
the Act are accumulated and communicated to the issuer's management, including
its principal executive and financial officers. Please modify your disclosed
definition of "disclosure controls and procedures" or make reference to the

> definition of such disclosure controls and procedures in Rules 13a-15(e) and 15d-15(e), as appropriate, to address this requirement.

Exhibit 31

4.   We note your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, you should not make reference to the type of report (i.e. quarterly or annual), other than in the first paragraph. Please confirm that you will comply with this comment in all future filings or otherwise advise.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief